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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67773

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/09___ AND ENDING . 12/31/09✕

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PENSERRA SECURITIES LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

20 BROAD STREET - 26TH FLOOR

(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   GEORGE MADRIGAL   212-607-3190

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROY A. ABRAMOWITZ & CO.

(Name – *if individual, state last, first, middle name*)

230 WEST 41ST STREET - 15TH FLOOR	NEW YORK	NEW YORK	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____GEORGE MADRIGAL_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____PENSERRA SECURITIES LLC_____ , as

of _____DECEMBER 31_____ , 20 09 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

ROBIN RICHEL
Notary Public, State of New York
No. 01RI4925997
Qualified in Kings County
Commission Expires April 4, 20 /0

_____Robin Richel_____
Notary Public

_____
Signature

PRESIDENT & CHIEF EXECCUTIVE OFFICER
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROY A. ABRAMOWITZ, C.P.A.
CERTIFIED PUBLIC ACCOUNTANTS

TEL: 212-398-8100
FAX: 212-398-8120
CT OFFICE: 646-250-7238
E-MAIL: rafinancial@optonline.net

INDEPENDENT AUDITOR'S REPORT

To the Members of Penserra Securities LLC

We have audited the accompanying statement of financial condition of Penserra Securities LLC (the Company) (a Limited Liability Company) as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Penserra Securities LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Roy A. Abramowitz & Co.
New York, New York
New Canaan, Connecticut
February 24, 2009

-3-

PENSERRA SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash & cash equivalents	$	275,678
Receivable from broker-dealers and clearing organization		29,707
Furniture and equipment, net of accumulated depreciation of $ 17,966		34,216
Prepaid expenses		5,192
TOTAL ASSETS	**$**	**344,793**

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:

Accounts payable	$	11,234
Due to affiliated company		9,793
Payable to clients		58,423
Accrued expenses		10,222
TOTAL LIABILITIES	**$**	**89,672**
Members' equity		255,121
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$**	**344,793**

The accompanying notes are an integral part of the financial statements

NOTE 1:   ORGANIZATION AND NATURE OF BUSINESS

Penserra Securities LLC (formerly known as MMR Securities LLC), was established on February 27, 2007 as a New York Limited Liability Corporation, and is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA). The Company was formed as a minority-owned brokerage firm to serve institutional, pension fund, corporate and governmental agency clients as an agency-only execution boutique. The principal office of the Company is located at 20 Broad Street in New York City. The firm has received minority business certification from the State of Virginia Department of Minority Business Enterprise, The New York/New Jersey Minority Supplier Development Council, The Northern California Minority Supplier Diversity Council, and The New York City Department of Small Business Services. The Company has been approved as a minority-owned brokerage firm by The Teachers Retirement System of Illinois, The State Universities Retirement System of Illinois, The Illinois Municipal Retirement Fund, The California State Teachers' Retirement System, The Teachers Retirement System of Texas, The Allegheny County Retirement System, The California Public Employees' Retirement System, and The Los Angeles City Employees' Retirement System, qualifying the Company to engage in securities brokerage activities for these large institutional clients. Similar minority brokerage program applications have been submitted and are currently pending with government employee retirement benefit systems.

NOTE 2:   SIGNIFICANT ACCOUNTING POLICIES

(A)   Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is computed on a straight line basis over the estimated useful lives of the assets. For the year 2009 $30,190 of acquisitions were made for the trading facility and administrative offices.

(B)   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(C)   For purposes of the Statement of Financial Condition, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

(D)   Pursuant to SFAS 115, par. 13 as amended by SFAS 130, par.33 unrealized gains and losses on trading securities would be included in earnings. The Company had no unrealized gain or loss on "available for sale securities."

(E)   Since the company is a Limited Liability Corporation, profit and loss flow through to the members.

NOTE 3:   RECEIVABLE FROM BROKERS AND CLEARING ORGANIZATION

The receivable from other brokers represents commissions receivable from broker\dealers for whom the Company has executed trades during December 2009 and received in January 2010.

The receivable from clearing organization represents commissions receivable from the clearing organization for trades executed by the Company on behalf of its customers and cleared through the clearing broker during December 2009 and received in January 2010.

In the normal course of business the Company executes, as agent, transactions on behalf of customers through its clearing broker. If the agency transactions do not settle because of failure to perform by the customer, the Company may be obligated to discharge the obligation of the customer and, as a result, may incur a loss if the market value of the security fluctuates to the detriment of the Company.

The Company does not anticipate nonperformance by customers in the above situation. The Company's policy is to monitor its market exposure and customer risk. In addition, the Company has a policy of reviewing as considered necessary the credit standing of each customer with which it conducts business.

NOTE 4:   INCOME TAXES

For income tax purposes, the members have elected that the Company be treated as a Limited Liability Corporation (LLC). Therefore the Company is not subject to federal income tax. The company is subject to the California Limited Liability Company Tax and the New York State LLC filing fee. Since the Company

sustained a loss for the period, the Company will only be liable for the California state minimum franchise tax of $800. During 2009, the Company paid $800 in California franchise tax, no California gross receipts tax and a $25 New York State LLC filing fee. The Company also paid $2,148 in California franchise tax for prior years. Since the Company is treated as a "pass-through" entity (is classified as a partnership for federal income tax purposes) for both federal and state income tax purposes its items of income, expense and credits will flow through to its members and be reported directly on their federal and state individual income tax returns.

Accordingly, no provision has been made for Federal income taxes since the net income or loss of the Company is to be included in the tax returns of the individual shareholder(s).

NOTE 5:   **COMMITMENTS**

The Company entered into a "Services and Cost-Sharing Agreement" with Rosenblatt Securities Inc., a New York corporation, with certain shareholders in common on November 30, 2007. Pursuant to the agreement the Company will rent facilities of Rosenblatt Securities located at 20 Broad Street in New York City and utilize certain administrative and other services in compliance with FINRA Notice to Members 03-63. The agreement can be terminated with 90 days written notice. At December 31, 2009 the monthly rent was fixed at $1,762.80 with a fee for technology and administrative support of $1,500 a quarter. Other expenses include payment for data consulting, use of personnel and allocated health insurance.

On November 3, 2009 the Company entered into an office lease with Hall Equities Group for an office in Orinda, CA for a one year term commencing November 1, 2009 and ending October 31, 2010.

The annual rent for the new premises is payable in advance in equal monthly installments of $1,985.00 through October 31, 2010. Future minimum annual payments required as of December 31, 2009 over the term of the current lease are as follows:

Year	Rental Amount
2010	$ 19,850

NOTE 6:   CLEARING AGREEMENT

On May 5, 2008 the Company, as "Secondary Correspondent" entered into a Secondary Clearing Agreement with Rosenblatt Securities Inc. (RSI) as "Primary Correspondent" and Goldman Sachs Execution and Clearing, L.P. (GSEC)

Pursuant to the Agreement, GSEC will provide clearing services on a fully disclosed basis to the Company under the same terms of the Clearing Agreement entered into between RSI and GSEC dated November 30, 2006.

On February 12, 2009 the Company, as "Secondary IB" entered into a Secondary Clearing Agreement with RSI as "Primary IB" and the Broadcort Division of Merrill Lynch, Pierce, Fenner and Smith Incorporated (Broadcort). Pursuant to the Agreement Broadcort will provide clearing services on a fully disclosed basis to the Company under the same terms of the Clearing Agreement entered into between RSI and Broadcort dated May 23, 2008.

NOTE 7:   REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Requirements for brokers or dealers pursuant to 15c3-1 of the Securities and Exchange Commission. Since the Company does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not engage in any of the activities described in Rule 15c3-1(a)(2)(i) through (v) net capital is computed pursuant to subparagraph (a)(2)(vi) which requires that net capital as defined, shall be at least the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2009, the Company had net capital of $215,456 which exceeded the minimum net capital requirements computed pursuant to SEC Rule 15c3-1 of $5,978 by $209,478.

All customer transactions (i.e., transactions with persons other than broker\dealers) will be cleared through other broker-dealer(s) on a fully disclosed basis, therefore the Company will not be required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.